SECURITIES AND EXCHANGE COMMISSION
Washington, DC 20549

SCHEDULE TO
TENDER OFFER STATEMENT UNDER SECTION 14(d)(1) OR 13(e)(1)
OF THE SECURITIES EXCHANGE ACT OF 1934
(Amendment No. 2)

Lumos Pharma, Inc.
(Name of Subject Company (Issuer))
DPV MergerSub, Inc.
a wholly-owned subsidiary of
DPV Parent, Inc.
a wholly-owned subsidiary of
Double Point Ventures LLC
(Names of Filing Persons (Offerors))
Common Stock, $0.01 par value per share
(Title of Class of Securities)
55028X109
(CUSIP Number of Class of Securities)
Christopher Uzpen
President
DPV Parent, Inc.
P.O. Box 4184
Greenwich, CT 06831
(203) 618-5800
(Name, Address, and Telephone Number of Person Authorized to Receive Notices and Communications on
Behalf of Filing Persons)
Copies to:
Paul D. Broude, Esq.
Garrett F. Bishop, Esq.
Foley & Lardner LLP
111 Huntington Avenue, Suite 2500
Boston, Massachusetts 02199
(617) 342-4000

☐
Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Check the appropriate boxes below to designate any transactions to which the statement relates:
☒
third-party tender offer subject to Rule 14d-1.

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issuer tender offer subject to Rule 13e-4.

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going-private transaction subject to Rule 13e-3.

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amendment to Schedule 13D under Rule 13d-2.

Check the following box if the filing is a final amendment reporting the results of the tender offer: ☒
If applicable, check the appropriate box(es) below to designate the appropriate rule provision(s) relied upon:
☐
Rule 13e-4(i) (Cross-Border Issuer Tender Offer)

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Rule 14d-1(d) (Cross-Border Third-Party Tender Offer)

This Amendment No. 2 to the Tender Offer Statement on Schedule TO (this “Amendment”) amends and supplements the Tender Offer Statement on Schedule TO, originally filed with the Securities and Exchange Commission (the “SEC”) on November 13, 2024 (as amended by Amendment No. 1 thereto filed with the SEC on November 29, 2024, and as amended hereby, the “Schedule TO”) and relates to the offer by DPV MergerSub, Inc., a Delaware corporation (the “Purchaser”) and wholly-owned subsidiary of DPV Parent, Inc., a Delaware corporation (“DPV Parent”), which is a wholly-owned subsidiary of Double Point Ventures LLC, a Delaware limited liability company (“DPV”), to purchase all of the outstanding shares of common stock, par value $0.01 per share (the “Shares”), of Lumos Pharma, Inc., a Delaware corporation (“Lumos”), in exchange for $4.25 in cash, without interest, subject to any withholding of taxes required by applicable law, plus (ii) one non-transferable, unsecured contingent value right, which represents the right to receive additional contingent cash consideration (without interest thereon) payable upon achievement of certain milestones, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated November 13, 2024 (as may be amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, copies of which are filed with the Schedule TO as Exhibits (a)(1)(A) and (a)(1)(B), respectively. This Amendment is being filed on behalf of DPV, DPV Parent and the Purchaser.
Except as otherwise set forth in this Amendment, the information set forth in the Schedule TO remains unchanged and is incorporated herein by reference to the extent relevant to the items to this Amendment. Capitalized terms used but not otherwise defined herein have the respective meanings ascribed to them in the Schedule TO.
All the information set forth in the Offer to Purchase is incorporated by reference herein in response to Items 1 through 9 and Item 11 of this Schedule TO, and is supplemented by the information specifically provided in this Schedule TO.
Items 1 through 9 and Item 11
Items 1 through 9 and Item 11 of the Schedule TO is hereby amended and supplemented by adding the following:
“The Offer and withdrawal rights expired at one minute past 11:59 P.M., New York City time, on December 11, 2024. The Depositary advised us that as of such time 6,544,417 Shares were validly tendered into, and not validly withdrawn from, the Offer, representing approximately 75.62% of the then outstanding Shares. All Shares that were validly tendered and not validly withdrawn have been accepted for purchase and paid for by the Purchaser.
As a result of the purchase of Shares in the Offer, the Purchaser had ownership sufficient to effect the Merger under DGCL Section 251(h) without a vote of stockholders of Lumos. Accordingly, DPV Parent has effected the Merger in which the Purchaser merged with and into Lumos, with Lumos surviving the Merger and continuing as a wholly-owned subsidiary of DPV Parent. In the Merger, each Share outstanding (other than (i) Shares held in the treasury of Lumos or owned, directly or indirectly, by Parent or the Purchaser immediately prior to the Effective Time, which were automatically canceled for no consideration, and (ii) Shares owned by Lumos’s stockholders who were entitled to demand and properly demanded appraisal of such Shares pursuant to Section 262 of the DGCL) was converted into the right to receive a price per Share equal to the Offer Price. The Shares ceased to trade on the NASDAQ Global Market at the close of business on December 11, 2024, and Lumos has requested that the NASDAQ Global Market file a Notification of Removal from Listing and/or Registration under Section 12(b) of the Exchange Act on Form 25 to delist and deregister the Shares.
On December 12, 2024, DPV and Lumos issued a press release announcing the expiration and results of the Offer and the consummation of the Merger. The full text of the press release is attached hereto as Exhibit (a)(5)(B) and is incorporated herein by reference.”

Item 12.   Exhibits
Item 12 of the Schedule TO is hereby amended and supplemented by adding the following exhibit thereto:
(a)(5)(B)*	Press Release issued by DPV and Lumos dated December 12, 2024.

*
Filed herewith

SIGNATURES
After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.
DPV MergerSub, Inc.
By:
/s/ Christopher Uzpen

Name:
Christoper Uzpen

Title:
President

DPV Parent, Inc.
By:
/s/ Christopher Uzpen

Name:
Christopher Uzpen

Title:
President

Double Point Ventures LLC
By:
Butterfly Trust Company, its Manager

By:
/s/ Christopher Uzpen

Name:
Christopher Uzpen

Title:
President

Date: December 12, 2024